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Exhibit 99.1

NOTICE OF REDEMPTION OF
FALCONBRIDGE LIMITED

CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES F
CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES G

CUMULATIVE PREFERRED SHARES, SERIES 1

NOTICE IS HEREBY GIVEN THAT:

1.
The Corporation will redeem on November 1, 2006 (the "Redemption Date") all of its outstanding Cumulative Redeemable Preferred Shares, Series F, Cumulative Redeemable Preferred Shares, Series G, and Cumulative Preferred Shares, Series 1 (collectively, the "Redeemed Shares");

2.
The redemption price for each Redeemed Share, together with all accrued and unpaid dividends up to, but excluding, the Redemption Date (the whole constituting and being herein referred to as the "Redemption Price" with respect to the applicable series) will be as follows:

Security	Redemption Amount	Accrued and Unpaid Dividends	Total Redemption Price

Cumulative Preferred Shares, Series 1	$10.00	$0.01340	$10.01340

Cumulative Redeemable Preferred Shares, Series F	$25.50	$0.11500	$25.61500

Cumulative Redeemable Preferred Shares, Series G	$25.00	$0.38125	$25.38125

3.
The Redemption Price for the Cumulative Redeemable Preferred Shares, Series F is subject to change in accordance with the provisions attaching to such series of shares (the "Share Provisions") if the Prime Rate (as that term is defined in the Share Provisions) changes prior to the Redemption Date.

4.
The Redemption Price shall be satisfied by a cash payment (less any tax required to be deducted, if any) to holders of Redeemed Shares on presentation and surrender of the certificate(s) representing Redeemed Shares, together with a duly completed letter of transmittal (the "Transmittal") in the form enclosed, to CIBC Mellon Trust Company (the "Transfer Agent"), as provided in the Transmittal.

5.
The Corporation shall have the right to deposit the Redemption Price in respect of any or all of the Redeemed Shares to a special account with the Transfer Agent at its principal office in Toronto, Ontario, to be paid without interest to or to the order of the respective holders of Redeemed Shares on presentation and surrender of the certificate(s) representing Redeemed Shares, together with a duly completed Transmittal. Thereupon, the Redeemed Shares in respect of which the foregoing deposit shall have been made shall be deemed to be redeemed on the Redemption Date and, from and after the Redemption Date, the rights of the holders thereof shall be limited to receiving without interest the proportion of the Redemption Price so deposited on presentation and surrender of the certificate(s) representing Redeemed Shares, together with a duly completed Transmittal.

6.
From and after the Redemption Date, holders of the Redeemed Shares will not be entitled to receive dividends or exercise any of the rights of holders of the Redeemed Shares in respect of the Redeemed Shares, except as set out in paragraph 5 above.

7.
The Corporation is redeeming all outstanding Redeemed Shares. The number of Redeemed Shares to be redeemed from the holder receiving this Notice of Redemption is printed hereon.

8.
All currency amounts in this Notice of Redemption are in Canadian dollars.

* * * * *

If you have any questions regarding the redemption of the Redeemed Shares, please contact the Transfer Agent at (416) 643-5500 or 1-800-387-0825.

DATED: September 15, 2006

FALCONBRIDGE LIMITED
by	/s/ STEPHEN K. YOUNG Name: Stephen K. Young Title: Corporate Secretary

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NOTICE OF REDEMPTION OF FALCONBRIDGE LIMITED CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES F CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES G CUMULATIVE PREFERRED SHARES, SERIES 1